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                            FIXED ACCOUNT ENDORSEMENT


FIXED ACCOUNT PROVISIONS, INVESTMENT ACCOUNT of all contracts to which this Endorsement is attached is replaced as follows:


INVESTMENT ACCOUNT        We will establish a separate Investment Account for
                          you each time you allocate amounts to a fixed
                          Investment Option. Amounts invested in these Investment Accounts will earn interest at the guaranteed rate in effect on the date the amounts are allocated for the duration of the guarantee period.

                          We will determine the guaranteed rate from time to time for Net Payments, renewal amounts and amounts transferred to a fixed Investment Option. In no event will the minimum guaranteed rate under a fixed Investment Account be less than 3%.


FIXED ACCOUNT PROVISIONS, DOLLAR COST AVERAGING OPTION is added to all contracts to which this Endorsement is attached as follows:

DOLLAR COST AVERAGING     The DCA Investment Option may be elected by the Owner
(DCA) INVESTMENT OPTION   to make automatic transfers from a fixed Investment
                          Account to one or more variable Investment options.
                          Only initial and subsequent Net Payments may be allocated to the DCA Investment Option. Amounts may not be transferred from other Investment Options to the DCA Investment Option.


Endorsed on the Date of Issue of this Contract.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA


/s/ DAVID W. LIBBEY
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Vice-President